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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           United Water Resources Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0009131901
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph V. Boyle
                        Lyonnaise American Holding, Inc.
                           2000 First State Boulevard
                         Wilmington, Delaware 19804-0508

                                 with a copy to:

                             Piper & Marbury L.L.P.
                                 53 Wall Street
                            New York, New York 10005
                       Attention: Raymond F. Steckel, Esq.
                                 (212) 858-5234
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 1, 1995
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)

                                                                  SCHEDULE 13D
                              CUSIP No. 0009131901
- ------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lyonnaise American Holding, Inc.
       IRS Identification No. 36-3140269
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) |_|
                                                                      (b) |_|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
3      SEC USE ONLY
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       SC; OO
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
- ------ -------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
                    7     SOLE VOTING POWER

  NUMBER OF               9,075,505
                  ------- ------------------------------------------------------
   SHARES         ------- ------------------------------------------------------
                    8     SHARED VOTING POWER
BENEFICIALLY
                          -0-
  OWNED BY        ------- ------------------------------------------------------
                  ------- ------------------------------------------------------
    EACH            9     SOLE DISPOSITIVE POWER

  REPORTING               9,075,505
                  ------- ------------------------------------------------------
   PERSON         ------- ------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
    WITH
                          -0-
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,075,505
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.1%
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC; CO
- -------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                                   SCHEDULE 13D

                              CUSIP No. 0009131901

- ------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lyonnaise des Eaux
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                        (b) |_|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
3      SEC USE ONLY
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       SC; OO
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   |_|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
- ------ -------------------------------------------------------------------------
- ------- ------------------------------------------------------------------------
                    7     SOLE VOTING POWER
 NUMBER OF
                          9,075,505
  SHARES          ------- ------------------------------------------------------
                  ------- ------------------------------------------------------
BENEFICALLY         8     SHARED VOTING POWER

 OWNED BY                 -0-
                  ------- ------------------------------------------------------
  EACH            ------- ------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
REPORTING
                          9,075,505
 PERSON           ------- ------------------------------------------------------
                  ------- ------------------------------------------------------
  WITH             10     SHARED DISPOSITIVE POWER

                          -0-
- ------- ------------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,075,505
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.1%
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC; CO
- -------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

        This Amendment No. 3, dated May 6, 1996, amends and restates the
Schedule 13D, dated November 30, 1990, as amended and supplemented by Amendment no. 1 and Amendment no. 2 thereto, filed by Lyonnaise American Holding, Inc., a Delaware corporation ("LAH"), and Lyonnaise des Eaux, a French societe anonyme ("Lyonnaise"), with respect to the common stock, par value $0.01 per share, of GWC Corporation ("GWC"), a Delaware corporation. By virtue of the merger, effective April 22, 1994, of GWC with and into United Water Resources Inc., a New Jersey corporation (the "Issuer"), the Issuer is deemed the successor issuer to GWC for purposes of filings under Section 13(d) under the Securities Exchange Act of 1934, as amended.


Item 1.       Security and Issuer.

         The class of securities to which this statement relates is Common Stock, no par value ("Common Stock"), of the Issuer. The name and address of the principal executive offices of the Issuer is 200 Old Hook Road, Harrington Park, New Jersey 07640-1799.


Item 2.       Identity and Background.

         The persons filing this statement are LAH, a Delaware corporation wholly-owned by Lyonnaise, a French societe anonyme, and Lyonnaise.

         LAH's principal business is as a holding company of (i) its ownership interest in the Issuer, (ii) 80% of Aqua-Chem, Inc., a Delaware corporation, which is engaged through its subsidiaries in the manufacturing of boilers, burners, incinerators and desalination devices, (iii) 50% of the United Water Resources-Lyonnaise des Eaux Partnership, a Delaware general partnership, which provides services in the water and wastewater industries to municipalities in North America, (iv) LAH White River Corporation, an Indiana corporation, which owns a 5% interest in an entity that holds a contract for the operation of wastewater facilities in Indianapolis, Indiana, and (v) a 49% interest in Technologia y Servicios De Agua, a Mexican company which provides certain water services to the city of Mexico City, Mexico. The address of LAH's principal business is c/o United Water Management & Services Co., Inc., 200 Old Hook Road, Harrington Park, New Jersey 07640 and the address of its principal office is 2000 First State Boulevard, Wilmington, Delaware 19804-0508.

         The name, business address, present principal occupation or employment and citizenship of each executive officer and director of LAH are set forth in
Schedule I hereto and are incorporated herein by reference.

         Lyonnaise's principal business is to operate a world-wide water, engineering and construction business. Lyonnaise is a publicly-held corporation, the shares of which are quoted on the Paris Stock Exchange. The address of Lyonnaise's principal business and principal office is 72, avenue de la Liberte, 92022 Nanterre
Cedex, France.

         The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Lyonnaise are set forth in Schedule II hereto and are incorporated herein by reference.

         During the last five years, neither LAH nor Lyonnaise nor, to the knowledge of LAH and Lyonnaise, any person listed on Schedules I and II hereto,
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or there was a finding of any violation with respect to such laws.


Item 3.       Source and Amount of Funds.

         Effective April 22, 1994, GWC was merged (the "Merger") with and into the Issuer, with the Issuer being the surviving entity. Immediately prior to the Merger, LAH owned approximately 81.9% of the issued and outstanding shares of GWC common stock. Pursuant to the terms of the Merger, LAH converted (i) 70% of its shares of GWC common stock into 7,615,944 shares of Common Stock, representing approximately 25.3% of the total number of shares of Common Stock then outstanding, and (ii) the remaining 30% of its shares of GWC common stock into 3,263,976 shares of newly issued Series A Cumulative Convertible Preference Stock of the Issuer, without par value ("Preference Stock"), representing approximately 97.7% of the total number of shares of Preference Stock then outstanding.

         LAH purchased additional shares of Common Stock by reinvesting cash dividends paid by the Issuer on the Common Stock pursuant to the Issuer's Dividend Reinvestment and Stock Purchase Plan ("DRIP"), as follows:


                           Dollar             No. of Shares of         Price
Date                  Amount Reinvested    Common Stock Acquired     Per Share

June 1, 1994           $1,751,667.12           129,507.535            $13.53
September 1, 1994       1,781,453.85           138,010.540             12.91
December 1, 1994        1,813,196.28           147,099.801             12.33
March 1, 1995           1,847,029.23           144,821.875             12.75
June 1, 1995            1,880,338.26           150,947.528             12.46
September 1, 1995       1,915,056.19           156,419.223             12.24
December 1, 1995        1,951,032.62           165,228.519             11.81
March 1, 1996           1,989,048.97           155,469.7564            12.79

         On April 22, 1996, LAH converted 326,397 shares of Preference Stock into 271,996 shares of Common Stock at the conversion ratio of .83333 shares of Common Stock for each share of Preference Stock. No funds were paid by LAH to effect the conversion of such shares of Preference Stock.


Item 4.       Purpose of Transaction.

         The acquisitions of the shares of Common Stock reported in this statement on Schedule 13D were made for long-term investment purposes.

         Each share of Preference Stock is convertible into .83333 shares of Common Stock, commencing April 22, 1996. However, pursuant to the terms of a Governance Agreement, dated as of the date of the Merger, between LAH and the Issuer (the "Governance Agreement") and subject to limited exceptions stated therein, LAH and its affiliated companies may convert into Common Stock during the year beginning April 22, 1996 no more than 10% of the total number of shares of Preference Stock received by LAH and its affiliated companies in the Merger. Thereafter, annually commencing on the anniversary of that date, the cumulative total number of shares of Preference Stock that is convertible into Common Stock by LAH and its affiliated companies increases by 10% per year. The remaining shares of Preference Stock owned by LAH and its affiliated companies and not yet converted into Common Stock are then convertible beginning April 22, 2003.

         The Governance Agreement also limits the number of shares of Common Stock and Preference Stock that LAH and its affiliated companies may hold, subject to limited exceptions, as follows: the sum of (a) the number of shares of Common Stock owned by LAH and its affiliated companies, and (b) the number of shares of Common Stock into which the shares of Preference Stock (and any other convertible securities) owned by LAH and its affiliated companies is convertible, may not exceed 33% of the sum of (i) the total number of shares of Common Stock issued and outstanding, and (ii) the number of shares of Common Stock into which all of the then outstanding shares of Preference Stock (and any other convertible securities) are convertible.

         At the time of the Merger, LAH elected to participate fully in the Issuer's DRIP program, and since then all of the dividends received on shares of Common Stock owned by LAH have been reinvested into newly issued shares of Common Stock under the DRIP program.

         It is the intention of LAH to continue to participate in the Issuer's DRIP program and, on occasion, to purchase shares of Common Stock in the public and private markets, until such time as the provisions of the Governance Agreement restrict LAH's ability to acquire additional shares, either as a result of the 33% limitation described above or as a result of any other provision of the Governance Agreement. In addition, LAH expects to exercise its rights to convert the shares of Preference Stock it owns into Common Stock to the extent permitted under the terms of the Governance Agreement.

To date, no shares of Common Stock have been acquired by LAH and its affiliated companies, other than through LAH's participation in the DRIP program and through the conversion of Preference Stock.

         Except as set forth above, neither LAH nor Lyonnaise nor, to the knowledge of LAH and Lyonnaise, any of the persons listed on Schedules I and II hereto has any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. LAH and Lyonnaise, however, expect to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects and their interest in, and intentions with respect to, the Issuer. Accordingly, LAH and Lyonnaise reserve the right to change their plans and intentions, as they deem appropriate.


Item 5.       Interest in Securities of the Issuer.

         (a) The aggregate number of shares of Common Stock owned by LAH is 9,075,505. The Issuer has advised LAH that as of March 31, 1996 there were 33,236,639 shares of Common Stock issued and outstanding. After giving effect to the issuance to LAH on April 22, 1996 of 271,996 shares of Common Stock upon conversion of 326,397 shares of Preference Stock, LAH owns 27.1% of the outstanding Common Stock. Lyonnaise, through its 100% ownership of LAH, may also be deemed to be the beneficial owner of such 9,075,505 shares of Common Stock.

         Mr. Jacques F. Petry, Vice President of LAH, owns directly 106.8 shares of Common Stock. Mr. Philippe Brongniart, Director, President and Chairman of LAH and Executive Vice President of Lyonnaise, owns directly 106.8 shares of Common Stock. Mr. Patrick R. Cairo, Vice President of LAH, owns 307.2 shares of Common Stock through the Issuer's 401(k) plan and holds directly stock options to purchase an aggregate of 20,950 shares of Common Stock at an exercise price per share that is in excess of the current market price for the Common Stock. Mr. Joseph V. Boyle, Vice President-Finance of LAH, owns 552.8 shares of Common Stock, of which 270.4 shares of Common Stock are owned directly and 282.4 shares of Common Stock are owned through the Issuer's 401(k) plan, and holds directly stock options to purchase an aggregate of 12,850 shares of Common Stock at an exercise price per share that is in excess of the current market price for the Common Stock.

         To the knowledge of LAH and Lyonnaise, no other executive officers or directors of LAH or Lyonnaise beneficially own any shares of Common Stock.

         (b) LAH and Lyonnaise have the sole power to vote or direct the vote and to dispose of or to direct the disposition of the shares of Common Stock they beneficially own. To the knowledge of LAH and Lyonnaise, each of the persons listed in Schedules I and II hereto has the sole power to vote or direct the vote and to dispose of or to direct the disposition of the shares of Common Stock, if any, beneficially owned by such person.

         (c) LAH and Lyonnaise make reference to, and hereby incorporate, the response to Item 3 above. To the knowledge of LAH and Lyonnaise, none of the persons listed in Schedules I and II hereto has effected any transactions in the shares of Common Stock for the past sixty days or since April 22, 1994, other than through participation in the Issuer's DRIP program or other stock purchase plans or programs of the Issuer.

         (d) No other person is known by LAH and Lyonnaise to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by LAH and Lyonnaise or by any of the persons listed on Schedules I and II hereto.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Shares.

         LAH and the Issuer are parties to the Governance Agreement (previously filed as Exhibit E to this statement on Schedule 13D and incorporated herein by reference) that restricts the ability of LAH to transfer or increase its ownership of securities of the Issuer. LAH and Lyonnaise make reference to, and hereby incorporate, the response to Item 4 above. In addition, pursuant to the terms of the Governance Agreement, LAH is required under certain circumstances to vote its shares of Common Stock as recommended by a majority of the Issuer's Board of Directors and is entitled to nominate four directors to serve on the Issuer's Board of Directors.

         Except as set forth above, neither LAH nor Lyonnaise has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. To the knowledge of the officers executing this Schedule 13D, none of the executive officers or directors of LAH or Lyonnaise has any such contracts, arrangements, understandings or relationships.

Item 7.       Material to be Filed as Exhibits.

         A.  Joint Filing Agreement

         B.  Governance Agreement (previously filed as Exhibit E)

Signature.

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:     May 6, 1996


                                LYONNAISE AMERICAN HOLDING, INC.



                                By: /s/ Joseph V. Boyle
                                    Name:   Joseph V. Boyle
                                    Title:  Vice President - Finance

Signature.

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:     May 6, 1996



                                LYONNAISE DES EAUX



                                By: /s/ Philippe Brongniart
                                        Name:  Philippe Brongniart
                                        Title:  Executive Vice President

                                   SCHEDULE I

                        Directors and Executive Officers
                                       of
                    Lyonnaise American Holding, Inc. ("LAH")


         The name, business address, position with LAH and present principal occupation or employment (if different) of each director and executive officer are set forth below. Unless otherwise indicated below, the business address of each individual is 72, avenue de la Liberte, 92022 Naterre Cedex, France. All directors and executive officers listed below are citizens of France, unless otherwise indicated.


                                    Position with LAH, Present Principal
Name and Business Address           Occupation or Employment


Philippe Brongniart                 Director, President and Chairman of LAH;
                                    Executive Vice President of Lyonnaise

Guy de Panafieu                     Director, Vice President and Treasurer of
                                    LAH; Vice Chairman and Senior Executive
                                    Vice President and Director of Lyonnaise

Jerome Monod                        Director and Vice President of LAH;
                                    Chairman and Chief Executive Officer of
                                    Lyonnaise; Director of Suez

Frank J. Pizzitola*                 Director of LAH and Lyonnaise;
(Citizen of the United States)      Partner of Lazard Freres & Co.
Lazard Freres & Co.
One Rockefeller Plaza
New York, New York  10020

Jacques F. Petry                    Vice President of LAH; President of the
                                    International Water Division of Lyonnaise


- ------------------
*    Resigned as a director of both LAH and Lyonnaise as of March 28, 1996.

                                    Position with LAH, Present Principal
Name and Business Address           Occupation or Employment

Patrick R. Cairo                    Vice President of LAH; Vice President of
(Citizen of the United States)      Development of United Water Management and
United Water Management and         Services Co., Inc.
Services Co., Inc.
656 East Swedesford Road,
Suite 206
Wayne, Pennsylvania  19087

Joseph V. Boyle                      Vice President- Finance of LAH: Director
(Citizen of the United States)       of Project Analysis and Development of
c/o United Water Management and      United Water Management and Services,
Services Co., Inc.                   Co., Inc.
200 Old Hook Road
Harrington Park, New Jersey
07640-1799

Raymond F. Steckel                   Secretary of LAH; Partner of
(Citizen of the United States)       Piper & Marbury L.L.P.
Piper & Marbury L.L.P.
53 Wall Street
New York, New York  10005

                                   SCHEDULE II

                        Directors and Executive Officers
                                       of
                        Lyonnaise des Eaux ("Lyonnaise")

         The name, business address, position with Lyonnaise and present principal occupation or employment (if different) of each director and executive officer are set forth below. Unless otherwise indicated below, the business address of each individual is 72, avenue de la Liberte, 92022 Naterre Cedex, France. All directors and executive officers listed below are citizens of France, unless otherwise indicated.


                                    Position with Lyonnaise, Present Principal
 Name and Business Address          Occupation or Employment

 M. Jerome Monod                    Chairman and Chief Executive Officer of
                                    Lyonnaise, Director and Vice President of
                                    LAH, Director of Suez

 M. Guy de Panafieu                 Executive Vice-President and Director of
                                    Lyonnaise, Director, Vice President and
                                    Treasurer of LAH


 M. Rene Coulomb                    Executive Vice-President of Lyonnaise


 M. Gerhard Cromme                  Director of Lyonnaise; Chairman of the
 (German Citizen)                   Executive Committee of Fried, Krupp AG
 Fried, Krupp AG Hoesch Krupp       Hoesch Krupp
 Altendorfer Str. 103
 D-45143 ESSEN
 ALLEMAGNE

 M. Jean Dromer                     Director of Lyonnaise; Chairman of
 Financiere Agache                  Financiere Agache
 54, avenue Montaigne
 75008 Paris

                                    Position with Lyonnaise, Present Principal
 Name and Business Address          Occupation or Employment


 M. Ricardo Fornesa-Ribo            Director of Lyonnaise; Chairman of Sociedad
 (Citizen of Spain)                 General des Aguas
 Sociedad General des Aguas         de Barcelona S.A.
 de Barcelona S.A.
 Paseo San Juan, 39
 08009 Barcelona
 SPAIN

 M. Jean Gandois                     Director of Lyonnaise; Chairman of C.N.P.F.
 C.N.P.F.
 31, Avenue Pierre 1er de Serbie
 75784 Paris CEDEX 16

 M. Jacques Lagarde                  Director of Lyonnaise; Executive Vice
 Gillette Company                    President of Gillette Company
 Prudential Tower Building
 Boston, MA  02199 U.S.A.

 M. Yves le Guay                     Director of Lyonnaise
 66, rue de Longchamp
 92200 Neuilly Sur Seine

 M. Jean Peyreuevade                 Director of Lyonnaise; Chairman and CEO of
 Credit Lyonnais                     Credit Lyonnais
 19, boulevard des Italiens
 75002 Paris

 M. Didler Pfeiffer                  Director of Lyonnaise; Executive Vice
 U.A.P                               President of U.A.P.
 9, place Vendome
 75001 Paris

 M. Claude Pierre-Brossolette        Director of Lyonnaise; Executive Vice
 Eurofin CPB                         President of Eurofin CPB
 41 rue de la Bienfaisance
 75008 Paris

 M. Gerard Worms                     Director of Lyonnaise; Senior Partner of &
 Rothschild & Cie                    Rothschild Cie
 17, avenue Matignon
 75008 Paris

                                    Position with Lyonnaise, Present Principal
 Name and Business Address          Occupation or Employment

 Compagnie de Suez                   Director of Lyonnaise; Chairman & CEO of
 Representee par Gerard Mestrallet   Compagnie de Suez
 1, rue d'Arstorg
 75008 Paris

 Philippe Brongniart                 Executive Vice-President,
                                     Chairman, President and Director of LAH

 Bernard Prades                      Senior Vice-President of Lyonnaise

 Claude Gaudin                       General Secretary of Lyonnaise

 Gerard Payen                        Senior Vice-President, Water Division

 Thierry Chambolle                   Senior Vice-President, Strategy and
                                     Technology Development

 Antoine Giscard d'Estaing           Chief Financial Officer of Lyonnaise

 Dominque Fortin                     Vice-President, Personnel and Human
                                     Resources of Lyonnaise

                                INDEX TO EXHIBITS


                        Exhibit A Joint Filing Agreement

                             JOINT FILING AGREEMENT



         In accordance with Rule 13d-1(f) of Regulation 13D under the Securities Exchange Act of 1934, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of United Water Resources Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this agreement this 6th day of May, 1996.



                             LYONNAISE AMERICAN HOLDING, INC.



                             By: /s/ Joseph V. Boyle
                                 Name:   Joseph V. Boyle
                                 Title:  Vice President - Finance


                             LYONNAISE DES EAUX



                             By: /s/ Philippe Brongniart
                                 Name:   Philippe Brongniart
                                 Title:  Executive Vice President